UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30170 / August 16, 2012

In the Matter of	:
	:
P.E. PARTNERS III, LLC	:
VP FUND INVESTMENTS 2004, LLC	:
VP FUND INVESTMENTS 2006, LLC	:
VP FUND INVESTMENTS 2008, LLC	:
LATHAM & WATKINS LLP	:
	:
355 South Grand Avenue	:
Los Angeles, CA 90071	:
	:
(813-248)	:
	:

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

P.E. Partners III, LLC, VP Fund Investments 2004, LLC, VP Fund Investments 2006, LLC, VP Fund Investments 2008, LLC, and Latham & Watkins LLP filed an application on March 24, 2000, and amended on December 29, 2000, January 30, 2004, October 29, 2004, February 19, 2009, January 31, 2012 and July 11, 2012, requesting an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 ("Act") granting an exemption from all provisions of the Act, except sections 9, 17, 30 and 36 through 53, and the rules and regulations under the Act (the "Rules and Regulations"). With respect to sections 17(a), (d), (f), (g), and (j) of the Act, sections 30(a), (b), (e), and (h) of the Act and the Rules and Regulations and rule 38a-1 under the Act, applicants request a limited exemption as set forth in the application.

On July 20, 2012, a notice of filing of the application was issued (Investment Company Act Release No. 30143). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by P.E. Partners III, LLC, et al., (File No. 813-248), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary